_____________________________________________________________________

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

_________________________________________________

For the fiscal year ended December 31, 2005

Commission File Number 001-31303

BLACK HILLS CORPORATION

RETIREMENT SAVINGS PLAN

BLACK HILLS CORPORATION

625 NINTH STREET

PO BOX 1400

RAPID CITY, SOUTH DAKOTA 57709

______________________________________________________________________

Black Hills Corporation

Retirement Savings Plan

Financial Statements as of and for the Years

Ended December 31, 2005 and 2004,

Supplemental Schedule as of December 31,

2005, and Report of Independent Registered

Public Accounting Firm

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2005 AND 2004:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2005 –	8

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)	9

NOTE: All other schedules required by Section 2520.103-10 of the Department of
Labor’s Rules and Regulations for Reporting and Disclosures under the
Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants in

Black Hills Corporation Retirement Savings Plan

Rapid City, South Dakota

We have audited the accompanying statements of net assets available for benefits of the Black Hills Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the 2005 basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2005 basic financial statements taken as a whole.

Deloitte & Touche LLP

June 15, 2006

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

	2005	2004

CASH	$34,722	$63,860

PARTICIPANT-DIRECTED INVESTMENTS – At market value	48,255,211	43,451,093

CONTRIBUTIONS RECEIVABLE:
Employer	19,420	—

INVESTMENT TRANSACTIONS PENDING	231,823	18,186

NET ASSETS AVAILABLE FOR BENEFITS	$48,541,176	$43,533,139

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

NET ASSETS AVAILABLE FOR BENEFITS –
Beginning of year	$43,533,139	$36,989,692

INCREASE (DECREASE) DURING THE YEAR:
Participant contributions	4,209,751	3,628,243
Employer matching contributions	1,496,152	1,376,414
Investment interest and dividends	1,570,861	1,083,743
Net realized and unrealized gain in fair value of investments	2,596,068	2,516,545
Administrative expenses	(8,430)	(10,160)
Distributions to participants	(2,886,701)	(2,112,087)
Other	(344,471)	60,749

Net increase during the year	6,633,230	6,543,447

Net transfers out of plan*	(1,625,193)	—

NET ASSETS AVAILABLE FOR BENEFITS – End of Year	$48,541,176	$43,533,139

*	Transfers out of the Plan are a result of the sale of FiberCom and its Subsidiaries to Prairiewave;

  effective June 30, 2005.

See notes to financial statements.

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.	DESCRIPTION OF THE PLAN

The following is not a comprehensive description of the Black Hills Corporation Retirement Savings Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for more complete information.

General—The Plan is a defined contribution plan for eligible employees of Black Hills Corporation and certain subsidiary companies (the “Company”). The eligible employees may have a percentage of their compensation withheld and contributed to the Plan, subject to limitations, as defined. The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974 (“ERISA”) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (the “Code”).

Merrill Lynch serves as the asset custodian and recordkeeper. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). The Committee is the trustee of the Plan.

Eligibility and Vesting—Employees are eligible to participate in the Plan on the first day of employment.

Participants are immediately vested in the value of their pretax salary reduction contributions. Participants vest 20% per year in employer matching contributions until reaching five years of service. At that time, participants are 100% vested in employer matching contributions. Participants also become fully vested in employer matching contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions—The maximum percentage of compensation an employee may contribute to the Plan is 20%, with an annual maximum contribution of $14,000 for 2005, as provided by the Code. There is no limit to how often participants may change their contribution percentages. Amounts contributed are invested at the discretion of plan participants in any of the 21 investment options or individual investments as directed by the participant.

Effective January 1, 2000 (May 1, 2000, for employees covered by a collective bargaining agreement), the Plan was amended to include a dollar-for-dollar company matching contribution, up to a maximum of 3% of an individual participant’s compensation. Effective April 1, 2001, there is an automatic enrollment provision in which eligible employees who are employed on or after April 1, 2001, shall be deemed to have made an automatic election to participate in the Plan at a rate of 3%.

Rollover Contributions—The Plan received $334,775 and $142,824 in rollover transfers from other qualified plans in 2005 and 2004, respectively, which are included in participant contributions on the statements of changes in net assets available for benefits.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions (e.g., participant forfeitures) and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant’s earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contribution into various investment options offered by the Plan.

Participant Loans—The Plan contains a loan provision that allows participants to borrow a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balances at an interest rate of 1% over the prime interest rate and to repay the loan through payroll deductions, with a maximum repayment period of five years. During 2005 and 2004, interest rates on outstanding participant loans ranged from 5% to 9%. Loans are prohibited for terminated employees.

Distributions to Participants—Employee account balances are distributable upon retirement, disability, death, termination from the Company, or hardship. Upon the occurrence of one of these events, a participant (or the participant’s beneficiary in the case of death) may receive his or her account balance as a lump-sum payment or as installment payments over a period of no more than 10 years.

Forfeited Accounts—Forfeitures from participants who have terminated from the Plan prior to attaining 100% vesting rights are used to reduce the Company’s annual matching contributions. During 2005 and 2004, forfeitures of $113,652 and $99,551, respectively, were used to reduce the Company’s annual matching contribution.

Amendments and Termination—Although it has not expressed any intention to do so, the Company reserves the right to amend or terminate the Plan at any time. Upon termination of the Plan, participants become 100% vested and all assets will be distributed among the participants in accordance with plan provisions.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements have been prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition—Investments of the Plan are stated at market value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Participant loans are valued at the outstanding loan balance.

Realized gains and losses on sales of investments represent the difference between the net proceeds from the sale of investments and their beginning-of-year market value. Unrealized appreciation or depreciation of the investments represents changes in the market value of investments.

Purchases and sales of securities are reflected on a trade-date basis. Interest income is recognized when earned. Dividend income is recorded on the ex-dividend date.

Plan Expenses—Administrative fees of approximately $73,490 and $47,675 were paid by the Company in 2005 and 2004, respectively. Administrative expenses for loan fees are paid by the individual plan participants.

Use of Estimates—The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Ultimate results could differ from those estimates.

3.	INVESTMENTS

The investment options of the Plan at December 31, 2005, include collective trusts of Merrill Lynch, mutual funds, common stock of the Company, and other investments as self-directed by participants. Units (shares) of the various investment funds are valued daily at net asset value (which equals market value). The investment options are participant-directed and participants may change their investment elections daily.

The investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004, consist of the following:

	2005	2004

Black Hills Corporation common stock	$8,173,264	$8,541,399
Merrill Lynch Retirement Preservation Trust	9,918,095	8,505,513
Merrill Lynch Equity Index Trust 1	6,579,585	6,300,542
Davis New York Venture Fund	4,139,612	3,735,918
PIMCO Total Return Fund	3,123,037	2,720,990
Templeton Foreign Fund	3,156,307	2,658,281
Franklin Balance Sheet	2,585,151	1,755,011

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2005	2004

Common stock	$1,249,703	$244,596
Mutual funds	1,055,846	1,665,801
Common collective trusts	290,519	606,148

Total	$2,596,068	$2,516,545

4.	TAX STATUS

The Plan obtained its latest determination letter on October 9, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter; however, the plan administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, as a result, no provision for income tax is believed necessary.

5.	PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in Merrill Lynch funds and Black Hills Corporation stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2005 and 2004, the Plan held 236,153 and 278,403 units respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $6,566,102 and $7,414,953, respectively. During the year ended December 31, 2005 and 2004, the Plan recorded dividend income of $336,992 and $364,266, respectively.

6.	RISKS AND UNCERTAINTIES

The Plan provides for investment in a variety of investment funds. Investments in general are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the values of the investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

******

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION RETIREMENT SAVINGS PLAN

(EIN: 46-0458824 Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i – SCHEDULE OF ASSETS

(Held at End of Year)

AS OF DECEMBER 31, 2005

		Current
Description	Cost**	Value

Collective trusts:
Merrill Lynch Equity Index Trust 1*		$5,609,732
Merrill Lynch Equity Index Trust 1-GM*		969,853
Merrill Lynch Retirement Preservation Trust*		9,386,556
Merrill Lynch Retirement Preservation Trust-GM*		531,539

Total collective trusts		16,497,680

Mutual funds:
AIM Small Cap Growth Fund Class A		749,287
PIMCO Total Return Fund – Class A		1,873,455
PIMCO Total Return Fund – Class A-GM		1,249,582
Allianz CCM MID-CAP Fund CLA		779,746
Munder Framlington Health Care Fund		661,704
Oppenheimer Gold & Special Minerals Fund		348,103
Seligman Communications Fund		1,584,022
Oppenheimer Global Fund		2,072,818
Templeton Foreign Fund		2,366,743
Templeton Foreign Fund-GM		789,564
Oppenheimer US Government Fund		316,966
Franklin Balance Sheet Fund		2,585,151
Davis New York Venture Fund		3,284,108
Davis New York Venture Fund-GM		855,504
Van Kampen Real Estate Securities Fund		1,202,273
Merrill Lynch Capital Fund – Class D*		906,617

Total mutual funds		21,625,643

Common stock –
Black Hills Corporation*		8,173,264

Self-directed accounts		768,384

Participant loans, with interest rates ranging from 5% - 9% —
Maturity dates extending through December 31, 2009*		1,190,240

		$48,255,211
*	Denotes party-in-interest
**	Cost is not required for participant-directed accounts

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation
Retirement Savings Plan

By: /S/ MARK T. THIES
Mark T. Thies
Executive Vice President and Chief Financial
Officer

Date: June 29, 2006

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Deloitte & Touche LLP